UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Finalizes Acquisition of 70% of Solar Power, Inc. for $33 Million
     We, LDK Solar Co., Ltd., have finalized our acquisition of a 70% interest in Solar Power, Inc., or SPI, for approximately $33 million. We paid an initial $10 million in January 2011 and have now finalized the transaction with a second payment of $23 million.
     The terms of the investment are more particularly detailed in the Stock Purchase Agreement dated January 5, 2011, as filed in SPI’s report on Form 8-K with the Securities and Exchange Commission on January 6, 2011.
     The press release which we jointly issued with SPI on March 31, 2011 is attached hereto as Exhibit 99.7.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: March 31, 2011

EXHIBIT 99.7: PRESS RELEASE
LDK Solar Finalizes Acquisition of 70% of Solar Power, Inc. for $33 Million
XINYU CITY, China, SUNNYVALE, CA and Roseville, CA., March 31, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, and Solar Power, Inc. (“SPI”) (OTCBB:SOPW), announced today that LDK Solar has finalized its acquisition of a 70% interest in SPI for approximately $33 million. LDK paid an initial $10 million in January and today announced it has finalized the transaction with a second payment of $23 million.
The transaction adds significant financial strength to SPI’s balance sheet, enabling the acceleration of the development of its project pipeline, which primarily consists of utility-scale power plants and commercial/industrial distributed generation systems. SPI’s growing development portfolio and pipeline, in turn, should provide LDK Solar with enhanced downstream benefit to its vertical integration model through module supply for large-scale projects.
“We are very pleased to have this transaction concluded,” said Xiaofeng Peng, Chairman and CEO for LDK Solar. “SPI provides a strong strategic complement to our downstream vertical integration opportunities and provides LDK Solar and SPI the opportunity to jointly explore opening manufacturing operations in the U.S. to further enhance SPI’s competitive advantage in North America.”
“We are happy to be part of the growing LDK global team,” said Steve Kircher CEO for SPI. “The strength of our newly combined vertical platform should provide us significant competitive advantages going forward,” Mr. Kircher concluded.
The terms of the investment are more particularly detailed in the Stock Purchase Agreement dated January 5, 2011, as filed in SPI’s report on Form 8-K with the Securities and Exchange Commission on January 6, 2011.
About LDK Solar (NYSE: LDK):
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
About Solar Power, Inc. (OTCBB: SOPW):
Solar Power, Inc. (SPI) is a vertically integrated photovoltaic solar developer offering its own brand of high-quality, low-cost distributed generation and utility-scale solar energy facility development services. Through the company’s close relationship with LDK Solar, SPI extends the reach of its vertical integration from silicon to system. From project development, to project financing and to post-construction asset management, SPI delivers turnkey world-class photovoltaic solar energy facilities to its business, government and utility customers. For additional information visit: www.spisolar.com.
Safe Harbor Statement:
This release contains certain “forward-looking statements” relating to the business of Solar Power, Inc., its subsidiaries and the solar industry, which can be identified by the use of forward looking terminology such as “believes, expects” or similar expressions. The forward looking statements contained in this press release include statements regarding the company’s ability to execute its growth plan and meet revenue and sales estimates, enter into formal long-term supply agreements, and market acceptance of products and services. These statements involve known and unknown risks and uncertainties, including, but are not limited to, general business conditions, managing growth, and political and other business risk. All forward-looking statements are expressly qualified in their entirety by this cautionary statement and the risks and other factors detailed in the company’s reports filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.
For additional information contact:
SPI:

Mike Anderson, VP Corporate Communications SPI +1-916-745-0916 manderson@spisolar.com	Steve Kircher, CEO SPI +1-916-745-0900
LDK Solar Co., Ltd.:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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